20008919

UNITEDSTATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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INUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halifax America LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 Sepulveda Blvd Suite #332
(No. and Street)

Sherman Oaks (City) CA (State) 91411 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Devin Brady 818-351-7881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese, CPA PC
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

SEC Mail Processing
MAR 05 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Devin Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halifax America LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JESENIA SALAZAR
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 18, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halifax America, LLC Audited Financial Statements and Supplemental Information December 31, 2019

Table of Contents

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Statement of Cash Flows

Statement of Changes in Members Equity

Notes to the Financial Statements

Independent Auditor's Report on Internal Control

Schedule I, Computation of Net Capital

Management's Attestation on k(2)(ii) Exemption

Report of Independent Registered Public Accounting Firm- Exemption Report

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

SIPC – 7

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Halifax America, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Halifax America, LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Halifax America, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Halifax America, LLC's management. Our responsibility is to express an opinion on Halifax America, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Halifax America, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Halifax America, LLC's financial statements. The supplemental information is the responsibility of Halifax America, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

We have served as Halifax America, LLC's auditor since 2017.

Bloomingdale, IL

February 28, 2020

Halifax America LLC
Statement of Financial Conditions
As of December 31, 2019

ASSETS

Cash	$15,715
Commission Receivable	$38,354
Fixed Assets-net of accumulated depreciation of $	$0
Security Deposit	$7,797
Goodwill – net of accumulated depreciation of $10,788	$56,212
ROU Asset	$101,137
TOTAL ASSETS	$219,215

LIABILITIES & MEMBERS' EQUITY

Liabilities	
Accounts payable & accrued expenses	$44,870
Lease Liability	$101,137
Total Liabilities	$146,007
Members' Equity:	
Members' Equity	$466,765
Retained Deficit	($393,557)
Total Members' Equity	($73,208)
Total Liabilities & Members' Equity	$219,215

Please see the notes to the financial statements

Halifax America, LLC
Statement of Operations
for the Year Ended December 31, 2019

Commission revenues	$1,037,293
Interest Income	$38,793
General and Administrative expenses:	
Consulting expense	$188,659
Salaries Expense	$716,322
Rent Expense	$42,149
Administration	$316,236
Total general and administrative Expenses	$ 1,263,366
Loss before provision for income tax	(187,280)
Provision for income taxes	0
Net Loss	(187,280)

Please see the notes to the financial statements

Halifax America, LLC
Statement of Cash Flows
For the year Ended December 31, 2019

Operating Activities:	
Net Loss	(187,280)
Adjustments to reconcile net income not requiring the use of cash:	
Depreciation and amortization expense	$5,721
Changes in other operating assets and liabilities:	
Commission receivable	$39,635
Security Deposit	$7802
Prepaid Expense	($0)
Accounts payable & accrued expenses	(11,847)
Commissions Payable	
Payroll Liability	
Net Cash operations	(145,969)
Investing Activities:	
Purchase of Goodwill	$0
Financing Activities:	
Members' contributions	$ 0
Net cash provided by financing activities	$ 0
Net decrease in cash during the year	(145,969)
Cash balance at December 31,2018	$161,684
Cash balance at December 31, 2019	$15,715
Supplemental disclosures of cash flow information:	
Interest paid during year	$0
Income taxes paid during the year	$0

Please see the notes to the financial statements

Halifax America, LLC
Statement of Changes in Member's Equity
For the year Ended December 31, 2019

	Members' Equity	Retained Deficit	Total
Balance at December 31, 2018	$466,765	($206,277)	$260,488
Net member's contributions	$0		$0
Net Loss		(187,280)	(187,280)
Balance of December 31, 2019	$466,765	(393,557)	$73,208

Please see notes to the financial statements

Halifax America, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2019

1. Organization of the Company and Nature of Operations

Halifax America, LLC (the Company) is organized under the International Business Companies Act in Seychelles. The Company was formed in June 2011 for the purpose of conducting business as an introducing broker (IB) and a securities broker dealer (BD). The firm is no longer registered to do business as an Introducing broker (IB). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) authorized to market investments in securities and other financial instruments.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenue Recognition- Commission revenues and related fees are recognized in full upon the opening of an option contract and on a half turn basis upon the opening of a future contract and the closing of a future contract.

Topic 606 – In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performing obligations. The Company adopted the provisions of this guidance on January 1,2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practice applied by the Company.

Topic 606 did not have an impact on revenue recognition or timing revenue in 2019.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable

income is reported by the individual members and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair Value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level I prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of assets and liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The value of cash, commission receivables, and accounts payables and accrued expenses are estimated to approximate fair market value at December 31, 2019 because of their short-term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing futures commission merchant (FCM). This business activity subjects the Company to certain off - balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. These transactions are contracted on a margin basis whereby the customer is required to maintain minimum margin with the clearing FCM. In the event that a customer is in default of an obligation to the FCM, the FCM will require the Company to fulfill the obligation on behalf of its customer. This exposes the company to credit risk.

The Company seeks to control this risk by monitoring the transactions of customer accounts on a real-time basis. The Company has the authority to liquidate customer positions at its discretion in order to ensure the account does not expose the Company to an unacceptable level of credit risk

5. Net Capital Requirements

As a broker dealer, the company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec Rule 15c 3-1) which requires the Company to maintain a minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. As of December 31, 2019 the company had a net capital of $9,200 which exceeded the minimum net capital requirement by $4,200.

6. Commitments & Contingencies

The Company is committed to a non-cancellable lease for its office space in Sherman Oaks, CA. Minimum lease payments are due as follows:

2020	$27,536
Total	$27,536

In December 2015, the Company was sued by Chart Trading Development LLC in the U.S. District Court for the Eastern District of Texas. Chart alleges the Company, and other defendants, infringed on their patent rights for certain trading platforms used by the Company in the conducting of its business activities.

The Company intends to vigorously defend itself in this matter. Management, at the date of these financial statements, cannot reasonable predict a contingent liability, if any at all, that may arise as a result of the resolution of this issue. The lawsuit is currently on appeal with no current updates.

7. Subsequent Events

The company has made a review of material subsequent events from December 31,2019 through the date of this report and found no material subsequent events reportable during this period.

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Members of Halifax America, LLC

In planning and performing our audit of the financial statements of Halifax America, LLC (the "Company") as of and for the year ended December 31, 2019, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Controls.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included test of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

(1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above mentioned objectives. Two of the objectives of Internal Control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in Internal Control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's Internal Control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's Internal Control.

Our consideration of Internal Control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal Control that might be material weaknesses. We did not identify any deficiencies in Internal Control and control activities for safeguarding assets and certain regulated commodity customer or firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2019, to meet the CFTC's objectives.

This report is intended solely for the use of the members, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers, and is not intended to be and should not be used for anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2020

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

Credit:	
Members' equity	$73,209
Debits:	
Non-allowable assets:	
Security deposit	$(7,797)
Goodwill- net	$(56,212)
Net Capital	**$9,200**
Less Haircuts	0
ADJUSTED NET CAPITAL	**$9,200**
Minimum requirements of 6-2/3% of aggregate indebtedness, $5,000 per non Non carrying Broker Dealer	$5,000
Excess Net Capital	**$4,200**
Aggregate Indebtedness:	**$44,870**
Aggregate Indebtedness to Net Capital	**487.72%**
Excess net capital per this report	**$4,200**

Halifax America, LLC

5900 Sepulveda Blvd Suite 332

Sherman Oaks, CA 91411

December 31, 2019

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Halifax America LLC, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(l) and (4). To the best of its knowledge and belief Halifax America LLC. states the following:

Halifax America LLC claimed an exemption under provision 17 C.F.R. section 240. 15c3- 3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

Halifax America LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank You,

Devin Brady

CEO/ Managing Member

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Halifax America, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Halifax America, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Halifax America, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Halifax America, LLC stated that Halifax America, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Halifax America, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Halifax America, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2020

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members and Board of Directors of Halifax America, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Halifax America, LLC and the SIPC, solely to assist you and SIPC in evaluating Halifax America, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Halifax America, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5)
We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Halifax America, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Halifax America, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2603********************MIXED AADC 220
69511 FINRA DEC
HALIFAX AMERICA LLC
5900 SEPULVEDA BLVD STE 332
SHERMAN OAKS, CA 91411-2574

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Devin Brady 888-240-7099

2. A.	General Assessment (item 2e from page 2)	$ 387
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/19 Date Paid	(234)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	153
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 153

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 153

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Halifax America LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of February, 2020.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,076,087
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	732,158
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	85,988
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	818,146
2d. SIPC Net Operating Revenues	$ 257,941
2e. General Assessment @ .0015	$ 387
	(to page 1, line 2.A.)